Exhibit 99.1

Sundial Introduces Palmetto: The Handy Cannabis

Quality meets good-to-go with this new convenient joint and vape brand

CALGARY, Oct. 3, 2019 /CNW/ - Sundial Growers Inc.'s (Nasdaq: SNDL) ("Sundial") is proud to officially launch Palmetto, a new brand in Sundial's Play (recreational) brand portfolio. Palmetto is synonymous with high-quality and convenient cannabis, offering pre-rolls and vape pens for an effortless and exceptional consumer experience.

Palmetto: The Handy Cannabis (CNW Group/Sundial Growers Inc.)

"The launch of Palmetto is an important milestone in Sundial's growth strategy as we continue to pave our way as a leading international cannabis company," said Ryan Hellard, Chief Experience Officer of Sundial. "The market data shows that consumers are seeking safe and convenient ways to experience cannabis. As we selectively expand our premium brand portfolio, we are carefully listening to Canada's cannabis consumers to offer them brands and products they desire."

The new Palmetto brand offers convenient, ready-to-use products to accommodate consumers looking for a seamless and spirited experience. Palmetto's initial strain offering for pre-rolls is Agent Orange, a sativa-dominant hybrid with the distinct smell and taste of fresh Florida oranges. Palmetto pre-rolls initial entrance into the Canadian market will begin in Saskatchewan and Manitoba. They will be available for purchase later this year in the remainder of provinces where Sundial products are available. Vape pens, along with additional strain offerings, will also be available across Canada later this year.

Palmetto products are sourced from Sundial's best-in-class facilities that grow "craft-at-scale" cannabis, providing high-quality and consistency that consumers can trust. Additional brands such as Top Leaf and BC Weed Co. are also planned to join the portfolio in the near future.

For more information about Palmetto, visit www.palmettocannabis.ca.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis and LinkedIn @SundialCannabis.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Palmetto Logo (CNW Group/Sundial Growers Inc.)

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/03/c1706.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 03-OCT-19